July 30, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Rolaine S. Bancroft

Re:	uKarma Corporation Amendment No. 1 to Registration Statement on Form SB-2 Filed June 28, 2007 File No. 333-140633

Dear Ms. Bancroft:

On behalf of uKarma Corporation (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 23, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1.
We note your response to prior comment 4, however reissue in part. Please revise to clarify that you will apply to be quoted on the OTC Bulletin Board. Your current disclosure infers that your common stock will be quoted on the OTC Bulletin Board.

We have revised the Prospectus Cover Page accordingly.

Prospectus Summary
Our Company, page 1

2.	We note that you began to generate revenues during the second quarter of 2007. Please revise here and in MD&A to disclose the amount.

We have revised the fourth paragraph on Page 1 and the sixth paragraph on Page 33 accordingly.

Ms. Rolaine Bancroft
Securities and Exchange Commission
July 30, 2007

3.
Also disclose your working capital as of the most recent date practicable. We note it was zero as of March 31, 2007. If you are still satisfying working capital needs by loans from your CEO, please disclose that here as well.

We have revised the fourth paragraph on Page 1 accordingly.

The Offering, page 1

4.	Please revise this section to a clear and concise overview of the key aspects of the offering for investors. Currently, the disclosure in this section is repetitive and unorganized.

We have revised The Offering section on Page 1 accordingly.

Use of Proceeds, page 12

5.	Please revise your first sentence to clarify your offering. “This prospectus related to $0.35 shares of our common stock” is unclear.

We have revised the second paragraph on Page 12 accordingly.

Plan of Distribution, page 22

6.
We note your second sentence that you refer to the offering of 7,142,857 shares as the “uKarma Offering” and which you also refer to as the “Direct Offering” on the cover page and throughout the summary. Please revise for consistency throughout the prospectus.

We have revised the SB-2 accordingly. The offering of 7,142,857 shares is now referred to as the “Direct Offering” throughout the prospectus.

Description of Business, page 28
Industry Overview, page 29

7.	While we note your response to prior comment 14, you have added marketing language to this section. Please revise to eliminate marketing language, which is inappropriate in a disclosure statement.

We have revised the Industry Overview section on Page 29 accordingly.

Distribution, Sales and Marketing, page 30

Ms. Rolaine Bancroft
Securities and Exchange Commission
July 30, 2007

Web-based Sales, page 30

8.	While we note your response to prior comment 13, please also provide a source for the statistical data in this section.

We have revised the Web-based Sales section on Page 30 accordingly.

Customer Base, page 32

9.	Please revise to provide the approximate number of current customer base.

We have revised the Customer Base section on Page 32 accordingly.

Executive Compensation, page 42
Employment Agreements, Termination of Employment and Change-in Control
Arrangements, page 43

10.	We note your response to prior comment 21. Please revise to discuss the basis for granting Mr. Glasser stock options.

We have revised the second paragraph on Page 43 accordingly.

Notes to the Audited Financial Statements, page F-7

Note 1: Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

11.
We do not believe that because you have not commenced principal operations, that this is adequate justification for not disclosing your revenue recognition policy. We also reference Note 16 on page F-16 where you disclose that you began to generate revenue in the second quarter of 2007. Therefore, please revise the notes to your financial statements to include disclosure on your revenue recognition policy for each anticipated revenue stream. Refer to the guidance in SAB 104.

We have revised the Revenue Recognition policy accordingly.

Investment, page F-8

12.	Please provide all of the disclosures required by paragraph 19 of FAS 115 for securities classified as available-for-sale.

Ms. Rolaine Bancroft
Securities and Exchange Commission
July 30, 2007

We have revised the financials statements to provide the disclosures required by paragraph 19 of FAS 115 for securities classified as available-for-sale. Please see Note 5 on Page F-11.

Note 5: Production Costs, page F-11

13.	We have reviewed your response to prior comment 23 and reissue the comment. Please provide the disclosure required by paragraphs 51 through 58 of SOP 00-2.

We have revised the financial statements to provide the disclosure required by paragraphs 51 through 58 of SOP 00-2.

Note 9: Stockholders’ Equity, page F-12

14.
Please provide us with a schedule that separately identifies each equality transaction (i.e., common stock issuance, warrant / option issuance, etc.). For each transaction, provide the following information:

●	The date of the transaction;
●	A description of the consideration received;
●	The per share value assigned to the issuance and an explanation of how the value was determined; and
●	A description of your accounting for the transaction.

The requested schedule is attached hereto as Exhibit A.

Note 10: Provision for Income Taxes, page F-13

15.
We note your disclosure that no income tax was provided in the accompanying statement of operations. However, your statement of operations presents an $800 provision for income taxes.. Please reconcile your disclosure and your statement of operations and revise as appropriate. In addition, provide all of the disclosures required by paragraphs 43 through 49 of FAS 109.

We have revised the financial statements accordingly.

Notes to Interim Unaudited Financial Statements, page F-20
Note 13: Subsequent Events, page F-26

Ms. Rolaine Bancroft
Securities and Exchange Commission
July 30, 2007

16.
Please tell us why you believe that you ceased to be in the development state commencing on January 1, 2007. We note that through March 31, 2007, your planned principal operations have not commenced. Although you disclose that you began generating revenue in the second quarter of 2007, disclosure in the business section and in the risk factors appears that there have been no significant revenues therefrom. Please advise or revise your presentation.

We have revised the financial statements accordingly.

17.
We note your response to prior comment 26 that Mr. Glaser is the Chief Financial Officer. However, your “controller” or “principal accounting officer” must sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

We have revised the signature page to reflect that Mr. Glaser is also the Company’s principal accounting officer.

Exhibit 5.1

18.	We note your response to prior comment 27; however, please revise to clarify whether the “Shares now issued” are legally issued, fully paid, and non-assessable.

We have revised Exhibit 5.1 accordingly.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Deanna R. Whitestone
Deanna R. Whitestone, Esq.

cc:	Ryan S. Hong, Esq.
Mr. Bill Glaser
uKarma Corporation

EXHIBIT A

Comment # 14

			Type of
	Issuance	Number of	Consideration	Total	Per Share Value	Determination of	Accounting
Type	Date	Shares	Received	Consideration	Assigned	the Value	for the Transaction
common stock	2001-2003	8,000,000	Service	$8,000	$0.001	FIVE of stock	Expense
common stock	2004	1,237,500	Cash	$247,500	$0.20	Per 2004 private placement agreement	Equity
common stock	2005	3,137,500	Cash	$627,500	$0.20	Per 2004 private placement agreement	Equity
common stock	2005	500,000	Service	$100,000	$0.20	Same as 2004 private placement	Expense
common stock	2006	759,741	Service	$75,974	$0.10	Fair value of the service provided	Expense
common stock	2007	601,993	Service	$75,241	$0.125	Fair value of the service provided	Expense
common stock	2006	982,000	Cash	$245,500	$0.25	Per 2006 private placement	Equity
Total		15,218,734		$1,379,715

	Issuance	Number of		Accounting for the
Type	Date	Shares	Issuance Type	Transaction
Warrants	2004	4,375,000	Granted after the private placement for incentive	Black-Schols Model, Expense
Warrants	2006	250,000	Service, fair value of service	Black-Schols Model, Expense
Warrants	2006	1,202,000	Attached, per 2006 private placement agreement	Black-Schols Model, Equity
Total		5,827,000

	Issuance	Number of
Type	Date	Shares	Issuance Type	Accounting for the Transaction
Options	1/1/2006	5,000,000	Officer compensation	Black-Schols Model, Expense	Exercise price=$.20, Stock FMV=$0.20, Value of option=$0.173
Options	2006	250,000	Consulting fee	Black-Schols Model, Expense	Exercise price=$.20, Stock FMV=$0.20, Value of option=$0.134
Total		5,250,000